UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Generation Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

64446R108

(CUSIP Number)

Lombard Odier Darier Hentsch & Cie
Laurent Yazmaciyan, Vice President
Hans-Peter Blaser, Assistant Vice President
11, rue de la Corraterie, 1204, Geneva, Switzerland
0041 22 709 24 15

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64446R108

1.	Name of Reporting Person: Lombard Odier Darier Hentsch & Cie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,000,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.5%

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 5,000,000 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of August 25, 2005.

CUSIP No. 64446R108

1.	Name of Reporting Person: Richard de Tscharner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,000,000(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,000,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.5%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 5,000,000 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of August 25, 2005.

ITEM 1. SECURITY AND ISSUER.
              This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of New Generation Holdings, Inc. (the “Issuer”).
              The address of the Issuer’s principal executive office is 245 Park Avenue, New York, New York 10167.
ITEM 2. IDENTITY AND BACKGROUND.
(a)	This statement is being filed by Lombard Odier Darier Hentsch & Cie (“LODH”) and Richard de Tscharner (“RT”). LODH and RT are collectively referred to as the “Reporting Persons.”

(b)-(c)	LODH is a Swiss private bank, limited partnership, and RT is a general partner of LODH. The principal business address for the Reporting Persons is 11, rue de la Corraterie, 1204, Geneva, Switzerland.

The principal business of LODH is private banking. The principal business of RT is as portfolio manager.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	LODH is a limited partnership organized in Switzerland. RT is a citizen of Switzerland.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              Pursuant to a Subscription Agreement dated as of August 25, 2005, a copy of which is attached hereto as Exhibit B (the “Subscription Agreement”), LODH acquired 5,000,000 shares of Common Stock and warrants to purchase 5,000,000 shares of Common Stock from the Issuer for an aggregate purchase price of $500,000.00 as part of an offering by the Issuer. The funds used to purchase the shares and warrants were personal funds of RT.
              References and descriptions of the Subscription Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Subscription Agreement and the Warrant, attached hereto as Exhibit C, which are both incorporated in their entirety in this Item 3.
ITEM 4. PURPOSE OF TRANSACTION.
              LODH acquired the Issuer’s Common Stock and warrants on behalf of RT for RT’s long-term investment and diversification of his investment portfolio. Neither LODH nor RT has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer ‘s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer ‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	LODH and RT each beneficially own in the aggregate 10,000,000 shares of Common Stock (which includes warrrants to purchase 5,000,000 shares of Common Stock at an exercise price of $0.35 per share). The warrants are immediately exercisable and expire three years from the date of issuance. Based on a total of 44,505,510 shares of Common Stock outstanding as of August 25, 2005 (as calculated according to the information provided by the Issuer in their Quarterly Report on Form 10-QSB filed with the SEC on May 27, 2005 and further in accordance with the beneficial ownership rules) the shares and warrants beneficially owned by the Reporting Persons represent approximately 22.5% of the Issuer’s Common Stock.

(b)	RT has the sole power to vote all of the shares of Common Stock beneficially owned by the Reporting Persons.

(c)	Within the past 60 days, the Reporting Persons have not made any transactions in the Common Stock other than the acquisition described in Item 3 of this Schedule 13D.

(d)	No persons, other than the Reporting Persons, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

(e)	N/A
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER .
               There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to the securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Agreement of Joint Filing of Schedule 13D

Exhibit B:	Subscription Agreement dated August 25, 2005 by and between the Issuer and LODH

Exhibit C:	Warrant dated August 25, 2005

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOMBARD ODIER DARIER HENTSCH & CIE
Dated October 31, 2005	By:	/s/ Laurent Yazmaciyan
		Name:	Laurent Yazmaciyan
		Title:	Vice President

By:	/s/ Hans-Peter Blaser
	Name:	Hans-Peter Blaser
	Title:	Assistant Vice President

/s/ Richard de Tscharner
Richard de Tscharner

EXHIBIT A
Agreement of Joint Filing of Schedule 13D
          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schuedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

LOMBARD ODIER DARIER HENTSCH & CIE
Dated October 31, 2005	By:	/s/ Laurent Yazmaciyan
		Name:	Laurent Yazmaciyan
		Title:	Vice President

By:	/s/ Hans-Peter Blaser
	Name:	Hans-Peter Blaser
	Title:	Assistant Vice President

/s/ Richard de Tscharner
Richard de Tscharner

EXHIBIT B
SUBSCRIPTION AGREEMENT
August 25, 2005
New Generation Holdings, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167
Gentlemen:
The undersigned investor (the “Investor) hereby agrees with you as follows:
1. The Investor hereby agrees to purchase five million (5,000,000) separable units (the “Units”) of New Generation Holdings, Inc., a Delaware corporation (the “Company”) for an aggregate purchase price of US$ five hundred thousand and 00/100 (500,000). Each Unit shall consist of: (a) one (1) share (a “Share”) of Common Stock, par value US$0.001 per share of the Company, and (b) a warrant (a “Warrant”) to purchase one (1) share of Common stock, par value US$0.001 per share, of the Company for every Share at a price of US$0.35 per share for a period of three (3) years from the date hereof
2. In connection with its purchase the Investor shall deliver (or has delivered), in addition to two (2) executed copies of this Agreement, its check, subject to collection, for the full amount of the purchase price of the Units payable to the order of “New Generation Holdings, Inc.” in the amount set forth at the end of this Agreement. In lieu of delivery of a check, the Investor may send a wire transfer of immediately available funds and can get appropriate wire transfer instructions from the Company. The Investor agrees and acknowledges that this Subscription Agreement is and shall be irrevocable and that the purchase price is due and payable upon execution hereof.
3. The Investor represents warrants and agrees as follows, and the Investor acknowledges that the Investor has full knowledge that the Company intends to rely on such representations, warranties and agreements:
(a) The Investor understands that this transaction has not been reviewed or passed upon by any governmental agency, Federal or state; that the Investor must bear the economic risk of all or part of its investment for an indefinite period; that the Units have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and, therefore, cannot be resold or otherwise disposed of unless subsequently registered under the 1933 Act or unless an exemption from such registration is available; that the Investor is purchasing the Units for investment for the account of the Investor and not with any view toward resale or other distribution thereof: that the Investor agrees not to resell or otherwise dispose of all or any part of the Units, except as permitted by law, including, without limitation, any and all applicable regulations under the 1933 Act. For the foregoing reasons, an Investor will be required to retain ownership of the Units and bear the economic risk of its investment for an indefinite period.

(b) The Investor has no need for liquidity in connection with its purchase of the Units.
(c) The Investor currently has and had immediately prior to receipt of any offer regarding the Company such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of an investment in the Units.
(d) The Investor is not acquiring the Units with a view to realizing any benefits under United States Federal income tax laws, and no representations have been made to the Investor that any such benefits will be available as a result of the Investor’s acquisition, ownership, or disposition of the Units.
(e) One or more of the categories set forth below correctly and in all respects describes each Investor, and the Investor has so indicated by signing its name, or by directing its duly authorized representatives to sign in its name and on its behalf, by circling the category or categories which so describe it or, if no such categories are applicable, it has so indicated by signing its name on the blank line that immediately follows:
(i) The Investor is a natural person whose net worth, either individually or jointly with such person’s spouse, at the time of its purchase, exceeds $1,000,000.
(ii) The Investor is a natural person who had individual income in excess of $2,000,000 (or joint income with the Investor’s spouse in excess of $300,000) in 2002 and 2003 and reasonably expects to have individual income in excess of $200,000 (or joint income with the Investor’s spouse in excess of $300,000) in 2004.
(iii) The Investor is a director of executive of the Company.
(iv) The Investor is an entity which falls within one of the following categories of institutional accredited investors set forth in Rule 501(a) of Regulation D (“Regulation D”) under the 1933 Act (sign on blank line following category of institutional accredited investor which describes the Investor):
(A) A bank as defined in Section 3(a)(2) of the 1933 Act or a savings and loan or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in regard to this investment in its individual or a fiduciary capacity.
(B) An insurance company as defined in Section 2(13) of the 1933 Act.
(C) An investment company registered under the Investment Company Act of 1940.
(D) A business development company as defined in Section 2(a) (48) of the Investment Company Act of 1940.
(E) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

(F) An employee benefit plan within the meaning of Title I of the Employment Retirement Income Security Act of 1974, if the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser, acting as a plan fiduciary, as defined in Section 3(21) of such act.
(G) An employee benefit plan within the meaning of Title I of the Employment Retirement Income Security Act of 1974 with total assets in excess of $5,000,000, whether or not the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser.
(H) Private Business Development Company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
(I) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of $5,000,000.
(J) The Investor is an entity in which all of the equity holders are accredited investors as set forth in Rule 501(a)(8) of Regulation D and described in one or more of the categories set forth above in the subparagraphs of this Paragraph.
4. The Investor understands that its answers to the questions set forth herein will be kept confidential by the Company. However, the Investor agrees that the Company may present this Subscription Agreement to those parties that it deems appropriate if called upon to establish the Company’s entitlement to a limited or private offering exemption under the 1933 Act or any applicable state securities law.
5. The Investor agrees that upon the request of the Company, at any time prior to closing of the transactions contemplated hereby, the Investor shall promptly execute and deliver to the Company any agreements or instruments as it may reasonably request in order to effect the purchase and issuance of the Units.
6. The Company shall have the right, in its sole discretion, to imprint upon the Shares and Warrants issued hereunder any legends relating to the 1933 Act or state securities law or other applicable law as it deems necessary or advisable; provided, however, that the Company agrees to remove such legend and bear all costs and expenses of removal upon the registration of the Shares or the Company’s common stock underlying the Warrants (the “Underlying Shares”) upon the applicability of an exemption from registration with respect to such Shares and/or Underlying Shares.
7. The representations, warranties and agreements herein contained are made and given for the benefit of the Company and to induce the Company to sell and issue the Units to the Investor and each constitutes a material portion of the consideration therefor. The undersigned shall not be entitled to cancel, terminate or revoke this subscription except as permitted by applicable law.
8. Each party hereto will pay its own expenses relating to this Subscription Agreement and the purchase of the Units by the Investor hereunder.

9. This Subscription Agreement or any term hereof may be not changed, waived, discharged or terminated except with the prior written consent of the Investor and the Company.
10. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law applicable thereto.
11. This Subscription Agreement (i) shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, (ii) shall survive the closing of the transactions contemplated hereby and (iii) shall, if the Investor consists or more than one person, be the joint and several obligation of all such persons. This Subscription Agreement may be executed in one or more duplicate originals that shall, either singly or together, serve to represent one agreement between the parties.
12. This Subscription Agreement shall not bind the Company until accepted by it.
IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on the day and year first above written.
Lombard Odier Darler Hentsch & Cie by proxy:
(Name of Entity)

/s/ D. Kamm	/s/ Marco Imstepf

D. KAMM Vice President	Marco Imstepf Assistant Manager
By:__________________________
          (Signature of Officer)
or
_______________________________
(Name)
The Investor hereby agrees to purchase five million (5,000,000) Units for an aggregate purchase price of US$ five hundred thousand and 00/1000 (500’000.00)
THE FOREGOING SUBSCRIPTION AGREEMENT IS HEREBY AGREED TO BY THE COMPANY:
NEW GENERATION HOLDINGS, INC.

By: /s/ Jacques Mot	Dated: 8/25/05

Name: Jacques Mot Title: Chairman

Exhibit C
NEW GENERATION HOLDINGS, INC.
WARRANT TO PURCHASE
COMMON STOCK

W-2005-8	August 25, 2005
THIS WARRANT, AND ALL SHARES OF COMMON STOCK ISSUABLE UNDER THIS WARRANT, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE ACT”). SUCH SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.
        THIS CERTIFIES THAT, for value received, Lombard Odier Darier Hentsch & Cie, Geneva (the “Investor”), or its permitted assigns is entitled, subject to the terms and conditions of this Warrant, at any time after the Effective Date and before 5:00 P.M. New York City time on the Expiration Date, to purchase from New Generation Holdings, Inc., a Delaware corporation (the “Company”), FIVE MILLION (5,000,000) shares of Common Stock (“Warrant Stock”), at an initial exercise price per share of Thirty-Five Cents ($0.35), subject to adjustment as provided in Section 4 hereof.
1.     DEFINITIONS: As used in this Warrant, the following terms shall have the following respective meanings:
        “Affiliate” when used with respect to any Person, shall mean (a) any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person, and (b) any executive officer or director of such Person and any executive officer, director or general partner of the other Person which controls such Person. For the purposes of this definition, “control” (including the correlative meanings of the terms “controlling”, “controlled by” and “under common control with”), with respect to any Person, shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
        “Common Stock” shall mean the Company’s Common Stock, par value $0.001.
        “Effective Date” shall mean the date first set forth above.
        “Expiration Date” shall mean three (3) years from the Effective Date.

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     “Fair Market Value” of a share of Warrant Stock as of a particular date shall mean:
          (a)     If traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock on such exchange or market over the five (5) business days ending on the day immediately prior to the applicable date of valuation;
          (b)     If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the 30-day period ending on the day immediately prior to the applicable date of valuation; and
          (c)     If there is no active public market, the Fair Market Value shall be the value thereof, as agreed upon by the Company and the Holder; provided, however, that if the Company and the Holder cannot agree on such value, such value shall be determined by an independent valuation firm experienced in valuing businesses such as the Company and jointly selected in good faith by the Company and the Holder. Fees and expenses of the valuation firms shall be paid solely by the Company.
          “Holder” shall mean the Investor or its permitted registered assigns.
          “Person” shall mean any individual, corporation, partnership, limited liability company, trust or other entity or organization, including any governmental authority or political subdivision thereof.
          “Purchase Price” shall mean, for each share of Common Stock, Thirty-Five Cents ($0.35), subject to adjustment as provided for herein.
          “Registered Holder” shall mean any Holder in whose name this Warrant is registered upon the books and records maintained by the Company.
          “SEC” shall mean the United States Securities and Exchange Commission.
          “Warrant” shall mean this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.
          “Warrant Stock” shall mean the Common Stock and any other securities at any time issued, receivable or issuable upon exercise of this Warrant.
2.       EXERCISE OF WARRANT.
          2.1     Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, from and after the Effective Date and on or before the

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Expiration Date by delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the “Notice of Exercise”), duly executed by the Holder, to the Company at its principal office, and as soon as practicable after such date, surrendering:
          (a)     this Warrant at the principal office of the Company, and
          (b)     payment in cash, by check or by wire transfer of an amount equal to the product obtained by multiplying the number of shares of Warrant Stock being purchased upon such exercise by the then effective Purchase Price (the “Exercise Amount”).
           2.2     Net Issue Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, the Holder may elect to exchange all or some of the Warrant for shares of Warrant Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If the Holder elects to exchange this Warrant as provided in this Section 2.2, the Holder shall tender to the Company the Warrant for the amount being exchanged, along with written notice of the Holder’s election to exchange some or all of the Warrant, and the Company shall issue to the Holder the number of shares of the Warrant Stock computed using the following formula:
          X=     Y(A-B)
                         A
         Where:
         X = the number of shares of Warrant Stock to be issued to the Holder;
         Y = the total number of shares of Warrant Stock as to which this Warrant is being exercised;
         A = the Fair Market Value of one share of Warrant Stock; and
         B = the Purchase Price of one share of Warrant Stock (as adjusted to the date of such calculation).
         All references herein to an “exercise” of the Warrant shall include an exchange pursuant to this Section 2.2.
         2.3     “Easy Sale” Exercise. In lieu of the payment methods set forth in Section 2.1 (b) above, when permitted by law and applicable regulations (including exchange, Nasdaq and NASD rules and including that all shares so issued will be deemed to be fully paid, non-assessable and properly listed or admitted for trading), the Holder may pay the Purchase Price through a “same day sale” commitment from the Holder (and if applicable a broker-dealer that is a member of the National Association of Securities Dealers (a

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“NASD Dealer”)), whereby the Holder irrevocably elects to exercise this Warrant and to sell a portion of the shares so purchased to pay for the Purchase Price and the Holder (or, if applicable, the NASD Dealer) commits upon sale (or, in the case of the NASD Dealer, upon receipt) of such shares to forward the Purchase Price directly to the Company.
          2.4     Stock Certificates; Fractional Shares. As soon as practicable on or after any date of exercise of this Warrant pursuant to this Section 2, the Company shall issue and deliver to the Person or Persons entitled to receive the same a certificate or certificates for the number of whole shares of Warrant Stock issuable upon such exercise, together with cash in lieu of any fraction of a share equal to such fraction of the current Fair Market Value of one whole share of Warrant Stock as of the date of exercise of this Warrant. No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.
          2.5     Partial Exercise; Effective Date of Exercise. In case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant, of like tenor and date for the balance of the shares of Warrant Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. The Person entitled to receive the shares of Warrant Stock issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.
3.      VALID ISSUANCE; TAXES. All shares of Warrant Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable; provided that the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Warrant Stock in any name other than that of the Registered Holder of this Warrant, and in such case the Company shall not be required to issue or deliver any stock certificate or security until such tax or other charge has been paid, or it has been established to the Company’s reasonable satisfaction that no tax or other charge is due.
4.      ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES. The number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities or property receivable or issuable upon exercise of this Warrant) and the Purchase Price are subject to adjustment upon occurrence of any of the following events:
          4.1     Adjustment for Stock Splits, Stock Subdivisions or Combinations of Shares. The Purchase Price of this Warrant shall be proportionally decreased and the number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be

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proportionally increased to reflect any stock split or subdivision of the Warrant Stock. The Purchase Price of this Warrant shall be proportionally increased and the number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally decreased to reflect any combination of the Warrant Stock
          4.2     Reclassification. If the Company, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Purchase Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 4.
          4.3     Adjustment for Capital Reorganization, Merger or Consolidation. In case of any reorganization of the capital stock of the Company (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), or any merger or consolidation of the Company with or into another Person, or the sale of all or substantially all of the assets of the Company, then, and in each such case, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor Person resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 4. The foregoing provisions of this Section 4.3 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other Person that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the Holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company’s Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company’s Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.
5.     CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment in the Purchase Price, or number or type of shares issuable upon exercise of this Warrant,

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the Chief Financial Officer or Controller of the Company shall compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of the adjusted Purchase Price. The Company shall promptly send (by facsimile and by either first class mail, postage prepaid or overnight delivery) a copy of each such certificate to the Holder.
6.     LOSS OR MUTILATION. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company shall execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.
7.     RESERVATION OF WARRANT STOCK. The Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Warrant Stock, Common Stock or other shares of capital stock of the Company as are from time to time issuable upon exercise of this Warrant and, from time to time, will take all steps necessary to amend its Articles of Incorporation to provide sufficient reserves of shares of Warrant Stock issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Issuance of this Warrant shall constitute full authority to the Company’s officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Warrant Stock upon the exercise of this Warrant.
8.     RESTRICTIONS ON TRANSFER. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), covering the disposition or sale of this Warrant or the Warrant Stock issued or issuable upon exercise hereof, as the case may be, and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all such Warrants or Warrant Stock, as the case may be, unless either (a) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such registration is not required in connection with such disposition or (b) the sale of such securities is made pursuant to SEC Rule 144.
9.     COMPLIANCE WITH SECURITIES LAWS. By acceptance of this Warrant, the Holder hereby represents, warrants and covenants: (a) that any shares of stock purchased upon exercise of the Warrant shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; (b) that the Holder

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has had such opportunity as such Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Holder to evaluate the merits and risks of its investment in the Company; (c) that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; (d) that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant will not be registered under the Securities Act (unless otherwise required pursuant to exercise by the Holder of the registration rights, if any, previously granted to the Registered Holder) and will be “restricted securities” within the meaning of SEC Rule 144 and that the exemption from registration under Rule 144 will not be available for at least one year from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to Section 2.2, and even then will not be available unless a public market then exists for the stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; (e) that all stock certificates representing shares of stock issued to the Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT OT REGSITRATION OR EXEMPTION THEREFROM.
10.      NO RIGHTS OR LIABILITIES AS STOCKHOLDERS. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by such Holder to purchase Warrant Stock by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder hereof shall cause such Holder hereof to be a stockholder of the Company for any purpose.
11.      NOTICE. All notices and other communications from the Company to the Registered Holder shall be sent to the Registered Holder at the address for such Registered Holder set forth on the Company’s books and records.
12.      HEADINGS; SECTION REFERENCE. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof. All section references herein are references, to Sections of this Warrant unless specified otherwise.
13.      LAW GOVERNING This Warrant shall be construed and enforced in accordance with, and governed by, the internal laws of the State of New York, without regard to its conflict of laws rules. The Company and by acceptance hereof, the Investor

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hereby consent to the jurisdiction of any state or federal court located within the County of Nassau, State of New York, and irrevocably agree that all actions or proceedings relating to this Warrant shall be litigated in such courts, and the Company and the Investor waive any objection which it may have based on improper venue or forum non-conveniens to the conduct of any proceeding in any such court.
14.      NO IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or bylaws or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company: (a) will not increase the par value of any shares of stock issuable upon the exercise of this Warrant above the amount payable therefor upon such exercise and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Warrant Stock upon exercise of this Warrant.
16.      SEVERABILITY. If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
17.      COUNTERPARTS. For the convenience of the parties, any number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.
18.      NO INCONSISTENT AGREEMENTS. The Company will not on or after the date of this Warrant enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holder or otherwise conflicts with the provisions hereof.
19.      SATURDAYS, SUNDAYS AND HOLIDAYS. If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 P.M. the next business day.
[The signature page follows.]

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     IN WITNESS WHEREOF, the Company has executed this Warrant as of August 25, 2005.

NEW GENERATION HOLDINGS, INC.
By:	/s/ Jacques Mot
Name:	Jacques Mot
Title:	CEO

[Signature Page to Warrant]

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EXHIBIT 1
NOTICE OF EXERCISE
(To be executed upon exercise of Warrant)
NEW GENERATION HOLDINGS, INC.
The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities of NEW GENERATION HOLDINGS, INC. as provided for therein, and (check the applicable box):
1.	Tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $___for ___such securities.

2.	Elects the Net Issue Exercise option pursuant to Section 2.2 of the Warrant, and accordingly requests delivery of a net of ___of such securities, according to the following calculation:

X= Y (A-B)	( )=( )[( )-( )]
A	( )
Where:

X = the number of shares of Warrant Stock to be issued to the Holder;

Y = the total number of shares of Warrant Stock as to which this Warrant is being exercised;

A = the Fair Market Value of one share of the Warrant Stock; and

B = the Purchase Price of one share of Warrant Stock.

3.	Elects the Easy Sale Exercise option pursuant to Section 2.3 of the Warrant, and accordingly requests delivery of a net of ___of such securities.
Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name:
Address:

Signature:

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Note: The above signature should correspond exactly with the name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.
If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

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EXHIBIT 2
ASSIGNMENT
(To be executed only upon assignment of Warrant or a portion thereof)
WARRANT NO. ___
For value received, the undersigned hereby sells, assigns and transfers unto                                the within Warrant or a portion thereof, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint Secretary and/or Treasurer of the Company as attorney, to transfer said Warrant or such portion thereof on the books of the within-named Company with respect to the number of shares of Warrants Stock set forth below, with full power of substitution in the premises:
And if said number of shares of Warrant Stock shall not be all the shares of Warrant Stock represented by the Warrant, a new Warrant is to be issued in the name of said undersigned for the balance remaining of the shares of Warrant Stock registered represented by said Warrant.

Dated:

Signature:

Notice: The signature to the foregoing Assignment must correspond to the name as written upon the face of this security in every particular, without alteration or any change whatsoever; signature(s) must be guaranteed by an eligible guarantor institution (banks, stock brokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to SEC Rule 17Ad-15.

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